United States

Securities and Exchange Commission
Washington, DC 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

RECEIVABLE ACQUISITION & MANAGEMENT CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

75619P109
(CUSIP Number)

May 13, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75619P109	13G	Page 2 of 5 Pages

1	Names of Reporting Persons Stanley & Laurie Altschuler, JTWROS
2	Check the Appropriate Box if a Member of a Group (a) (See Instructions) (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization New York, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,583,404
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,583,404
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,583,404
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
11	Percent of Class Represented by Amount in Row 9 5.27%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 75619P109	13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer:

RECEIVABLE ACQUISITION & MANAGEMENT CORPORATION (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

60 East 42nd Street, 46th Floor
New York, NY 10165

Item 2(a). Name of Person Filing:

Stanley & Laurie Altschuler, JTWROS ("Holder")

Item 2(b). Address of Principal Business Office or, if None, Residence:

575 Lexington Ave, 4th Floor
New York, NY 10022

Item 2(c). Citizenship:

United States of America

Item 2(d). Title of Class of Securities:

Common Stock, $0.001 par value (the "Common Stock")

Item 2(e). CUSIP Number:

75619P109

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:  None

(a) [  ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [  ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [  ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [  ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [  ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [  ]A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [  ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) [  ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [  ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 75619P109	13G	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 10,583,404

(b) Percent of class: 5.27% (1)

     (1) Based on 200,512,159 shares of common stock of the Issuer outstanding as of March 15, 2016 as reported in the Annual Report on Form 10-K filed with the SEC on March 16, 2016.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10

(c) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 75619P109	13G	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2016
(Date)

/s/ Stanley Altschuler
(Signature)

/s/ Laurie Altschuler
(Signature)